Registration No. 333-184798
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 3930

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                     Wheaton, Illinois  60187

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on December 13, 2012 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


          Ironmark Strategy Portfolio, 1st Quarter 2013 Series

                                 FT 3930

FT 3930 is a series of a unit investment trust, the FT Series. FT 3930 consists of a single portfolio known as Ironmark Strategy Portfolio, 1st Quarter 2013 Series (the "Trust"). The Trust invests in a diversified portfolio of common stocks ("Securities"). The Trust seeks above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                FIRST TRUST (R)

                                 1-800-621-1675


                The date of this prospectus is December 13, 2012

                               Table of Contents

Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Registered Public Accounting Firm  5
Statement of Net Assets                                  6
Schedule of Investments                                  7
The FT Series                                           14
Portfolio                                               14
Risk Factors                                            16
Public Offering                                         17
Distribution of Units                                   19
The Sponsor's Profits                                   20
The Secondary Market                                    20
How We Purchase Units                                   20
Expenses and Charges                                    21
Tax Status                                              21
Retirement Plans                                        24
Rights of Unit Holders                                  24
Income and Capital Distributions                        25
Redeeming Your Units                                    25
Investing in a New Trust                                26
Removing Securities from the Trust                      27
Amending or Terminating the Indenture                   28
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator              28
Other Information                                       29

                        Summary of Essential Information

              Ironmark Strategy Portfolio, 1st Quarter 2013 Series
                                    FT 3930


  At the Opening of Business on the Initial Date of Deposit-December 13, 2012


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


Initial Number of Units (1)                                                                                  92,773
Fractional Undivided Interest in the Trust per Unit (1)                                                    1/92,773
Public Offering Price:
Public Offering Price per Unit (2)                                                                          $10.000
   Less Initial Sales Charge per Unit (3)                                                                     (.000)

                                                                                                           ________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                               10.000
   Less Deferred Sales Charge per Unit (3)                                                                    (.000)
                                                                                                           ________
Redemption Price per Unit (5)                                                                                10.000
    Less Creation and Development Fee per Unit (3)(5)                                                         (.050)
    Less Organization Costs per Unit (5)                                                                      (.035)
                                                                                                           ________
Net Asset Value per Unit                                                                                   $  9.915
                                                                                                           ========
Estimated Net Annual Distribution per Unit (6)                                                             $  .1445
Fee Accounts Cash CUSIP Number                                                                           30281A 401
Fee Accounts Reinvestment CUSIP Number                                                                   30281A 419
FTPS CUSIP Number                                                                                        30281A 427
Pricing Line Product Code                                                                                    082027
Ticker Symbol                                                                                                FMOONX



First Settlement Date                              December 18, 2012
Mandatory Termination Date (7)                     March 13, 2014
Income Distribution Record Date                    Tenth day of each June and December, commencing June 10, 2013.
Income Distribution Date (6)                       Twenty-fifth day of each June and December, commencing June 25, 2013.

_____________

(1) As of the Evaluation Time on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 0.50% of the Public Offering Price per Unit (equivalent to 0.50% of the net amount invested) which consists of a creation and development fee. The sales charge is described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of the Trust at the end of the initial offering period. If Units are redeemed prior to any such reduction, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) We base our estimate of the dividends the Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend). There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in the Trust's fees and expenses and with the sale of Securities. See "Fee
Table" and "Expenses and Charges." The Trustee will distribute money from the Income and Capital Accounts, as determined at the semi-annual Record Date, semi-annually on the twenty-fifth day of each June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions." Upon termination of the Trust, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to remaining Unit holders.

(7) See "Amending or Terminating the Indenture."


                                   Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 15 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.


                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  _____
Unit Holder Sales Fees (as a percentage of public offering price)
  Maximum Sales Charge
  Initial sales charge                                                                               0.00%(a)     $.000
  Deferred sales charge                                                                              0.00%(a)     $.000
  Creation and development fee                                                                       0.75%(a)     $.050
                                                                                                     _______      _______
  Maximum sales charge (including creation and development fee)                                      0.75%(a)     $.050
                                                                                                     =======      =======
Organization Costs (as a percentage of public offering price)
  Estimated organization costs                                                                       .350%(b)     $.0350
                                                                                                     =======      =======
Estimated Annual Trust Operating Expenses(c)
(as a percentage of average net assets)
  Portfolio supervision, bookkeeping, administrative, evaluation
      and FTPS Unit servicing fees                                                                   .059%        $.0060
  Trustee's fee and other operating expenses                                                         .124%(d)     $.0127
                                                                                                     _______      _______
      Total                                                                                          .183%        $.0187
                                                                                                     =======      =======

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust, the principal amount and distributions are rolled every 15 months into a New Trust, and you are subject to a creation and development fee. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

                1 Year      3 Years     5 Years     10 Years
                ______      _______     _______     ________
                $104        $324        $462        $1,028

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

_____________

(a) The maximum sales charge consists entirely of the creation and development fee. There is no initial or deferred sales charge. The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. Because the creation and development fee is a fixed dollar amount per Unit, the maximum sales charge, as a percentage of the Public Offering Price, will vary with changes in the Public Offering Price. At a Public Offering Price of $10 per Unit, the maximum sales charge will be 0.50% of the Public Offering Price per Unit. If the price you pay for your Units exceeds $10 per Unit, the maximum sales charge will be less than 0.50%. If the price you pay for your Units is less than $10 per Unit, the maximum sales charge will exceed 0.50%, but in no event will the maximum sales charge exceed 0.75% of the Public Offering Price per Unit.

(b) Estimated organization costs will be deducted from the assets of the Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(c) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(d) Other operating expenses for the Trust do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."


                             Report of Independent
                       Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 3930


We have audited the accompanying statement of net assets, including the schedule of investments, of FT 3930, comprising Ironmark Strategy Portfolio, 1st Quarter 2013 Series (the "Trust"), as of the opening of business on December 13, 2012 (Initial Date of Deposit). This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the Trust for the purchase of Securities, as shown in the statement of net assets, as of the opening of business on December 13, 2012, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 3930, comprising Ironmark Strategy Portfolio, 1st Quarter 2013 Series, as of the opening of business on December 13, 2012 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
December 13, 2012

                            Statement of Net Assets

              Ironmark Strategy Portfolio, 1st Quarter 2013 Series
                                    FT 3930


                       At the Opening of Business on the
                   Initial Date of Deposit-December 13, 2012



                                   NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $927,729
Less liability for reimbursement to Sponsor for organization costs (3)                                     (3,247)
Less liability for creation and development fee (4)                                                        (4,639)
                                                                                                         ________
Net assets                                                                                               $919,843
                                                                                                         ========
Units outstanding                                                                                          92,773
Net asset value per Unit (5)                                                                             $  9.915

                             ANALYSIS OF NET ASSETS
Cost to investors (6)                                                                                    $927,729
Less maximum sales charge (6)                                                                              (4,639)
Less estimated reimbursement to Sponsor for organization costs (3)                                         (3,247)
                                                                                                         ________
Net assets                                                                                               $919,843
                                                                                                         ========

______________

                        NOTES TO STATEMENT OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) The Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for the Trust is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of March 13, 2014.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $1,000,000 has been allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0350 per Unit. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(5) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(6) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised solely of the creation and development fee) computed at the rate of 0.50% of the Public Offering Price (equivalent to 0.50% of the net amount invested, exclusive of the creation and development fee). The creation and development fee is a fixed dollar amount per Unit. Because of this, the maximum sales charge, as a percentage of the Public Offering Price, will vary with changes in the Public Offering Price. At a Public Offering Price of $10 per Unit, the maximum sales charge will be 0.50% of the Public Offering Price per Unit. If the price you pay for your Units exceeds $10 per Unit, the maximum sales charge will be less than 0.50%. If the price you pay for your Units is less than $10 per Unit, the maximum sales charge will exceed 0.50%, but in no event will the maximum sales charge exceed 0.75% of the Public Offering Price per Unit.


Page 5


                            Schedule of Investments

              Ironmark Strategy Portfolio, 1st Quarter 2013 Series
                                    FT 3930


  At the Opening of Business on the Initial Date of Deposit-December 13, 2012



                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                       Price          Shares     Share       the Trust (2)
_______________________________                                           _________      ______     _______     _________
COMMON STOCKS (100.00%):
Consumer Discretionary (18.20%):
AAN          Aaron's, Inc.                                                 0.12%           38       $ 28.26     $  1,074
AAP          Advance Auto Parts, Inc.                                      0.24%           30         72.79        2,184
BBBY         Bed Bath & Beyond Inc. *                                      1.58%          252         58.16       14,656
BWA          BorgWarner, Inc. *                                            1.00%          138         67.00        9,246
BKE          The Buckle, Inc.                                              0.12%           26         42.01        1,092
CHS          Chico's FAS, Inc.                                             0.23%          120         18.07        2,168
CHDN         Churchill Downs Incorporated                                  0.12%           17         63.39        1,078
CTB          Cooper Tire & Rubber Company                                  0.12%           44         24.82        1,092
DV           DeVry, Inc.                                                   0.12%           42         25.88        1,087
DLTR         Dollar Tree, Inc. *                                           0.23%           56         38.65        2,164
DORM         Dorman Products, Inc. *                                       0.12%           31         34.69        1,075
FDO          Family Dollar Stores, Inc.                                    0.24%           33         66.48        2,194
F            Ford Motor Company                                            1.00%          809         11.47        9,279
GPS          The Gap, Inc.                                                 0.58%          172         31.43        5,406
HAR          Harman International Industries, Incorporated                 1.00%          222         41.83        9,286
HD           The Home Depot, Inc.                                          0.58%           86         62.93        5,412
LEA          Lear Corporation                                              1.23%          250         45.74       11,435
LMCA         Liberty Media Corp. - Liberty Capital (Series A) *            0.58%           50        108.04        5,402
NWSA         News Corporation (Class A)                                    1.00%          374         24.79        9,271
ORLY         O'Reilly Automotive, Inc. *                                   0.58%           58         92.82        5,384
OMX          OfficeMax Inc.                                                0.12%          113          9.57        1,081
PZZA         Papa John's International, Inc. *                             0.12%           21         52.28        1,098
PETM         PetSmart, Inc.                                                0.23%           31         70.18        2,176
PII          Polaris Industries Inc.                                       1.00%          114         81.25        9,263
PCLN         priceline.com Incorporated *                                  1.01%           15        624.73        9,371
RCII         Rent-A-Center, Inc.                                           0.12%           31         35.38        1,097
ROST         Ross Stores, Inc.                                             0.58%           99         54.41        5,387
SCHL         Scholastic Corporation                                        0.12%           38         28.31        1,076
SHOO         Steven Madden, Ltd. *                                         1.00%          220         42.08        9,258
THO          Thor Industries, Inc.                                         0.12%           29         37.26        1,081
TJX          The TJX Companies, Inc.                                       0.58%          127         42.57        5,406
TM           Toyota Motor Corporation (ADR) +                              1.47%          157         86.78       13,624
TSCO         Tractor Supply Company                                        0.23%           25         85.20        2,130
VLKAY        Volkswagen AG (ADR) +                                         0.47%          104         41.73        4,340
WPO          The Washington Post Company (Class B)                         0.24%            6        374.32        2,246
Consumer Staples (6.53%):
CPB          Campbell Soup Company                                         0.58%          151         35.87        5,416
COST         Costco Wholesale Corporation                                  0.58%           55         97.72        5,375
CVS          CVS Caremark Corporation                                      0.58%          114         47.54        5,420
GIS          General Mills, Inc.                                           0.58%          131         41.28        5,408
GMCR         Green Mountain Coffee Roasters, Inc. *                        0.24%           54         40.47        2,185
HTSI         Harris Teeter Supermarkets Inc.                               0.12%           29         37.70        1,093
HRL          Hormel Foods Corporation                                      0.23%           70         31.05        2,174
JJSF         J & J Snack Foods Corp.                                       0.11%           17         62.76        1,067
KMB          Kimberly-Clark Corporation                                    0.58%           63         85.50        5,387


                       Schedule of Investments (cont'd.)

              Ironmark Strategy Portfolio, 1st Quarter 2013 Series
                                    FT 3930


  At the Opening of Business on the Initial Date of Deposit-December 13, 2012



                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                       Price          Shares     Share       the Trust (2)
_______________________________                                           _________      ______     _______     _________
Consumer Staples (cont'd.):
NUS          Nu Skin Enterprises, Inc. (Class A)                           0.23%           47       $ 45.97     $  2,161
PSMT         PriceSmart, Inc.                                              0.23%           29         75.03        2,176
TSN          Tyson Foods, Inc. (Class A)                                   0.23%          110         19.71        2,168
UNFI         United Natural Foods, Inc. *                                  0.24%           41         53.39        2,189
UVV          Universal Corporation                                         0.12%           22         49.27        1,084
WAG          Walgreen Co.                                                  0.58%          148         36.67        5,427
WMT          Wal-Mart Stores, Inc.                                         0.59%           79         68.94        5,446
WMK          Weis Markets, Inc.                                            0.12%           28         38.41        1,075
WFM          Whole Foods Market, Inc.                                      0.59%           60         90.61        5,437
Energy (4.55%):
CRR          CARBO Ceramics Inc.                                           0.12%           14         80.02        1,120
CVX          Chevron Corporation                                           0.58%           50        108.08        5,404
DK           Delek US Holdings, Inc.                                       0.12%           41         26.38        1,082
XOM          Exxon Mobil Corporation                                       0.58%           60         89.45        5,367
HP           Helmerich & Payne, Inc.                                       0.24%           40         54.64        2,186
HFC          HollyFrontier Corporation                                     0.23%           48         45.42        2,180
IMO          Imperial Oil Limited +                                        0.47%          101         42.98        4,341
MUR          Murphy Oil Corporation                                        0.58%           92         58.59        5,390
PTEN         Patterson-UTI Energy, Inc.                                    0.23%          121         17.86        2,161
RDS/A        Royal Dutch Shell Plc (ADR) +                                 0.47%           63         68.60        4,322
STO          StatoilHydro ASA (ADR) +                                      0.47%          175         24.79        4,338
WNR          Western Refining, Inc.                                        0.23%           74         29.35        2,172
INT          World Fuel Services Corporation                               0.23%           54         39.75        2,146
Financials (9.11%):
ACE          ACE Limited +                                                 0.47%           54         80.88        4,368
Y            Alleghany Corporation *                                       0.22%            6        334.88        2,009
ALL          The Allstate Corporation                                      0.58%          131         41.16        5,392
AFG          American Financial Group, Inc.                                0.23%           54         40.01        2,161
AIG          American International Group, Inc. *                          0.58%          155         34.85        5,402
ANAT         American National Insurance Company                           0.12%           16         68.16        1,091
AFSI         AmTrust Financial Services, Inc.                              0.12%           38         28.32        1,076
ANH          Anworth Mortgage Asset Corporation (4)                        0.12%          188          5.75        1,081
BMO          Bank of Montreal +                                            0.47%           71         60.97        4,329
BNS          Bank of Nova Scotia +                                         0.47%           75         57.73        4,330
BRK/B        Berkshire Hathaway Inc. (Class B) *                           0.59%           61         89.32        5,449
CB           The Chubb Corporation                                         0.58%           70         77.44        5,421
CME          CME Group Inc.                                                0.59%          103         52.80        5,438
CBU          Community Bank System, Inc.                                   0.12%           40         26.89        1,076
CYS          CYS Investments Inc. (4)                                      0.12%           83         13.03        1,081
ERIE         Erie Indemnity Co.                                            0.23%           32         68.04        2,177
EZPW         EZCORP, Inc. *                                                0.12%           56         19.39        1,086
FNF          Fidelity National Financial, Inc.                             0.23%           93         23.31        2,168
FCFS         First Cash Financial Services, Inc. *                         0.11%           22         48.27        1,062
FFIN         First Financial Bankshares, Inc.                              0.12%           27         39.90        1,077
THG          Hanover Insurance Group Inc.                                  0.12%           29         37.85        1,098
HCC          HCC Insurance Holdings, Inc.                                  0.23%           58         37.28        2,162
HBC          HSBC Holdings Plc (ADR) +                                     0.47%           84         51.79        4,350



                       Schedule of Investments (cont'd.)

              Ironmark Strategy Portfolio, 1st Quarter 2013 Series
                                    FT 3930


  At the Opening of Business on the Initial Date of Deposit-December 13, 2012




                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                       Price          Shares     Share       the Trust (2)
_______________________________                                           _________      ______     _______     _________
Financials (cont'd.):
MMC          Marsh & McLennan Companies, Inc.                              0.58%          156       $ 34.74     $  5,419
MCY          Mercury General Corporation                                   0.23%           52         41.71        2,169
PRA          ProAssurance Corporation                                      0.24%           24         92.14        2,211
RY           Royal Bank of Canada +                                        0.47%           72         60.19        4,334
TRV          The Travelers Companies, Inc.                                 0.58%           74         73.31        5,425
Health Care (12.59%):
AET          Aetna Inc.                                                    0.58%          118         45.91        5,417
ABC          AmerisourceBergen Corporation                                 0.58%          127         42.71        5,424
AZN          AstraZeneca Plc (ADR) +                                       0.47%           89         48.90        4,352
BIIB         Biogen Idec Inc. *                                            0.59%           36        152.35        5,485
CELG         Celgene Corporation *                                         0.59%           67         81.19        5,440
CHE          Chemed Corporation                                            0.12%           16         68.27        1,092
COO          The Cooper Companies, Inc.                                    0.24%           23         95.74        2,202
COV          Covidien Plc +                                                0.47%           74         58.42        4,323
DVA          DaVita HealthCare Partners, Inc. *                            0.58%           50        107.41        5,371
FRX          Forest Laboratories, Inc. *                                   0.23%           60         36.31        2,179
FMS          Fresenius Medical Care AG & Co. KGaA (ADR) +                  0.46%          124         34.79        4,314
HSIC         Henry Schein, Inc. *                                          0.24%           27         80.90        2,184
HUM          Humana Inc.                                                   0.58%           80         67.60        5,408
LH           Laboratory Corporation of America Holdings *                  0.23%           25         87.14        2,179
LPNT         LifePoint Hospitals, Inc. *                                   0.12%           30         36.43        1,093
MGLN         Magellan Health Services, Inc. *                              0.11%           21         50.55        1,062
MCK          McKesson Corporation                                          0.59%           56         97.30        5,449
MD           MEDNAX, Inc. *                                                0.23%           27         79.01        2,133
MWIV         MWI Veterinary Supply, Inc. *                                 0.12%           10        111.94        1,119
MYL          Mylan, Inc. *                                                 0.58%          194         27.84        5,401
NVS          Novartis AG (ADR) +                                           0.46%           68         63.24        4,300
NVO          Novo Nordisk A/S (ADR) +                                      0.46%           26        163.52        4,252
QCOR         Questcor Pharmaceuticals, Inc.                                0.12%           39         27.65        1,078
RMD          ResMed Inc.                                                   0.23%           51         42.48        2,166
SNY          Sanofi (ADR) +                                                0.47%           93         46.66        4,339
STE          STERIS Corporation                                            0.12%           32         34.20        1,094
SYK          Stryker Corporation                                           0.58%           96         56.13        5,388
TMO          Thermo Fisher Scientific Inc.                                 0.58%           83         65.15        5,407
THOR         Thoratec Corporation *                                        0.23%           55         39.29        2,161
UTHR         United Therapeutics Corporation *                             0.24%           42         52.16        2,191
UNH          UnitedHealth Group Incorporated                               0.58%           98         55.25        5,415
VAR          Varian Medical Systems, Inc. *                                0.23%           30         72.08        2,162
WLP          WellPoint, Inc.                                               0.58%           91         59.24        5,391
Industrials (20.26%):
MMM          3M Company                                                    0.58%           58         93.12        5,401
AGCO         AGCO Corporation *                                            1.00%          189         49.17        9,293
ALK          Alaska Air Group, Inc. *                                      0.23%           50         43.12        2,156
ALGT         Allegiant Travel Company *                                    0.12%           15         73.56        1,103
ATK          Alliant Techsystems Inc.                                      0.11%           17         62.05        1,055
AME          AMETEK, Inc.                                                  1.00%          246         37.75        9,287
AIT          Applied Industrial Technologies, Inc.                         0.12%           27         40.76        1,101



                       Schedule of Investments (cont'd.)

              Ironmark Strategy Portfolio, 1st Quarter 2013 Series
                                    FT 3930


  At the Opening of Business on the Initial Date of Deposit-December 13, 2012




                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                       Price          Shares     Share       the Trust (2)
_______________________________                                           _________      ______     _______     _________
Industrials (cont'd.):
CHRW         C.H. Robinson Worldwide, Inc.                                 0.23%           35       $   61.91   $  2,167
CNI          Canadian National Railway Company +                           0.46%           47           91.28      4,290
CSL          Carlisle Companies Incorporated                               0.23%           37           58.52      2,165
CAT          Caterpillar Inc.                                              1.00%          105           87.95      9,235
CPRT         Copart, Inc. *                                                0.23%           72           30.11      2,168
CUB          Cubic Corporation                                             0.12%           22           49.37      1,086
CMI          Cummins Inc.                                                  1.58%          139          105.88     14,717
DHR          Danaher Corporation                                           0.58%           99           54.67      5,412
DE           Deere & Company                                               1.00%          108           86.25      9,315
DAL          Delta Air Lines, Inc. *                                       0.23%          202           10.72      2,165
DOV          Dover Corporation                                             1.00%          145           64.17      9,305
FDX          FedEx Corporation                                             0.58%           60           89.71      5,383
GD           General Dynamics Corporation                                  0.59%           79           68.90      5,443
HCSG         Healthcare Services Group, Inc.                               0.12%           46           23.31      1,072
JBLU         JetBlue Airways Corporation *                                 0.12%          199            5.43      1,081
KMT          Kennametal Inc.                                               1.00%          238           38.92      9,263
KMTUY        KOMATSU LTD. (ADR) +                                          0.47%          189           22.94      4,336
LLL          L-3 Communications Holdings, Inc.                             0.23%           28           76.14      2,132
NOC          Northrop Grumman Corporation                                  0.58%           79           68.15      5,384
ODFL         Old Dominion Freight Line, Inc. *                             0.23%           66           32.84      2,167
ORB          Orbital Sciences Corporation *                                0.12%           82           13.19      1,082
PH           Parker Hannifin Corporation                                   1.00%          112           83.12      9,309
PCP          Precision Castparts Corp.                                     0.99%           50          184.51      9,226
RTN          Raytheon Company                                              0.58%           93           58.14      5,407
ROL          Rollins, Inc.                                                 0.23%           96           22.45      2,155
SEB          Seaboard Corporation *                                        0.26%            1        2,388.27      2,388
LUV          Southwest Airlines Co.                                        0.23%          216           10.02      2,164
TTEK         Tetra Tech, Inc. *                                            0.12%           41           26.32      1,079
TGI          Triumph Group, Inc.                                           0.23%           33           64.71      2,135
UNF          UniFirst Corporation                                          0.12%           15           71.71      1,076
UNP          Union Pacific Corporation                                     0.58%           43          124.70      5,362
LCC          US Airways Group, Inc. *                                      0.12%           85           12.70      1,079
VMI          Valmont Industries, Inc.                                      0.24%           16          136.96      2,191
GWW          W.W. Grainger, Inc.                                           0.58%           28          192.09      5,379
WERN         Werner Enterprises, Inc.                                      0.12%           52           20.89      1,086
WWD          Woodward Inc.                                                 1.00%          253           36.64      9,270
Information Technology (21.62%):
ACN          Accenture Plc +                                               0.46%           61           70.51      4,301
ATVI         Activision Blizzard, Inc.                                     0.58%          471           11.49      5,412
ACXM         Acxiom Corporation *                                          0.12%           60           18.00      1,080
AKAM         Akamai Technologies, Inc. *                                   0.23%           54           39.97      2,158
AOL          AOL, Inc. *                                                   0.23%           70           30.91      2,164
AAPL         Apple Inc.                                                    1.57%           27          538.77     14,547
BRCM         Broadcom Corporation (Class A) *                              1.00%          270           34.34      9,272
CACI         CACI International Inc. *                                     0.12%           20           53.97      1,079
CAJ          Canon Inc. (ADR) +                                            0.47%          115           37.66      4,331
CTSH         Cognizant Technology Solutions Corporation *                  0.58%           75           72.20      5,415

Page 10



                       Schedule of Investments (cont'd.)

              Ironmark Strategy Portfolio, 1st Quarter 2013 Series
                                    FT 3930


  At the Opening of Business on the Initial Date of Deposit-December 13, 2012



                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                       Price          Shares     Share       the Trust (2)
_______________________________                                           _________      ______     _______     _________
Information Technology (cont'd.):
CVLT         Commvault Systems, Inc. *                                     0.24%           32       $ 68.21     $  2,183
DLB          Dolby Laboratories Inc. *                                     0.23%           62         35.00        2,170
DST          DST Systems, Inc.                                             0.23%           35         62.13        2,175
SATS         EchoStar Corporation (Class A) *                              0.23%           65         33.46        2,175
EMC          EMC Corporation *                                             1.00%          376         24.67        9,276
EEFT         Euronet Worldwide, Inc. *                                     0.12%           46         23.62        1,087
FFIV         F5 Networks, Inc. *                                           0.99%           98         94.20        9,232
FEIC         FEI Company                                                   0.12%           20         53.87        1,077
FIS          Fidelity National Information Services, Inc.                  0.58%          150         36.11        5,417
FISV         Fiserv, Inc. *                                                0.58%           67         80.24        5,376
IM           Ingram Micro Inc. *                                           0.23%          130         16.67        2,167
INTC         Intel Corporation                                             1.58%          710         20.68       14,683
IDCC         InterDigital, Inc.                                            0.11%           24         44.46        1,067
IBM          International Business Machines Corporation                   0.58%           28        192.95        5,403
INTU         Intuit Inc.                                                   0.58%           90         60.27        5,424
JBL          Jabil Circuit, Inc.                                           1.00%          497         18.65        9,269
JKHY         Jack Henry & Associates, Inc.                                 0.24%           56         39.00        2,184
ERIC         L.M. Ericsson AB (ADR) +                                      0.47%          449          9.64        4,328
LXK          Lexmark International, Inc.                                   0.12%           43         25.08        1,078
LSI          LSI Corporation *                                             0.23%          306          7.07        2,163
MANT         ManTech International Corporation                             0.12%           44         24.85        1,093
MMS          MAXIMUS, Inc.                                                 0.12%           17         63.19        1,074
MENT         Mentor Graphics Corporation *                                 0.12%           67         16.11        1,079
MSFT         Microsoft Corporation                                         1.00%          340         27.24        9,262
ORCL         Oracle Corporation                                            0.58%          169         31.94        5,398
QCOM         QUALCOMM Inc.                                                 1.00%          146         63.46        9,265
SANM         Sanmina Corporation *                                         0.12%          104         10.37        1,078
SAP          SAP AG (ADR) +                                                1.46%          170         79.75       13,558
STX          Seagate Technology +                                          1.00%          334         27.75        9,269
SNX          SYNNEX Corporation *                                          0.12%           32         33.43        1,070
TECD         Tech Data Corporation *                                       0.12%           24         45.20        1,085
TER          Teradyne, Inc. *                                              0.23%          130         16.60        2,158
WDC          Western Digital Corporation                                   0.23%           57         37.86        2,158
YHOO         Yahoo! Inc. *                                                 0.58%          279         19.38        5,407
Materials (3.28%):
ABX          Barrick Gold Corporation +                                    0.47%          123         35.12        4,320
BHP          BHP Billiton Limited (ADR) +                                  0.46%           57         75.32        4,293
CF           CF Industries Holdings, Inc.                                  0.59%           26        209.69        5,452
GGC          Georgia Gulf Corporation                                      0.11%           24         44.28        1,063
GG           Goldcorp, Inc. +                                              0.47%          113         38.26        4,323
SXT          Sensient Technologies Corporation                             0.12%           30         36.11        1,083
SHW          The Sherwin-Williams Company                                  0.59%           37        147.87        5,471
SYT          Syngenta AG (ADR) +                                           0.47%           54         80.18        4,330


Page 11


                       Schedule of Investments (cont'd.)

              Ironmark Strategy Portfolio, 1st Quarter 2013 Series
                                    FT 3930


  At the Opening of Business on the Initial Date of Deposit-December 13, 2012




                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                       Price          Shares     Share       the Trust (2)
_______________________________                                           _________      ______     _______     _________
Telecommunication Services (2.11%):
PCS          MetroPCS Communications, Inc. *                               0.23%          218       $  9.92     $  2,163
NTT          Nippon Telegraph and Telephone Corporation (ADR) +            0.47%          196         22.13        4,337
DCM          NTT DoCoMo, Inc. (ADR) +                                      0.47%          298         14.54        4,333
RCI          Rogers Communications, Inc. (Class B) +                       0.47%           95         45.60        4,332
TLSYY        Telstra Corporation Limited (ADR) +                           0.47%          193         22.45        4,333
Utilities (1.75%):
DTE          DTE Energy Company                                            0.58%           88         61.55        5,416
IDA          IDACORP, Inc.                                                 0.12%           25         43.33        1,083
PNM          PNM Resources Inc.                                            0.12%           52         20.98        1,091
POR          Portland General Electric Company                             0.12%           40         27.11        1,084
PEG          Public Service Enterprise Group Incorporated                  0.58%          179         30.28        5,420
VVC          Vectren Corporation                                           0.23%           73         29.54        2,156
                                                                         _______                                ________
                  Total Investments                                      100.00%                                $927,729
                                                                         =======                                ========

___________

See "Notes to Schedule of Investments" on page 13.

Page 12


                    NOTES TO SCHEDULE OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on December 13, 2012. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Accounting Standards Codification 820, "Fair Value Measurements and Disclosures," the Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's profit (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $926,503 and $1,226, respectively.

(3) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 17.03% of the investments of the Trust.

(4) This Security represents the common stock of a Real Estate Investment Trust ("REIT"). REITs comprise approximately 0.24% of the investments of the Trust.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt ("ADR") on a U.S. national securities exchange.

* This Security represents a non-income producing security.


                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 3930, consists of a single portfolio known as Ironmark Strategy
Portfolio, 1st Quarter 2013 Series.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the Securities and will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                         Portfolio

Objective.

The Trust seeks above-average capital appreciation.

Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments primarily helps to reduce volatility and also has the potential to enhance your returns. The Ironmark Strategy Portfolio is a unit investment trust which is designed to provide broad equity diversification by investing approximately 70% in common stocks across various market capitalizations, growth and value styles, sectors and countries. The remaining 30% of the portfolio invests in common stocks of companies from three different sectors of the market that we believe will outperform the overall market. The companies selected within each of the three sectors are chosen based upon analysis that the future performance of these companies is likely to exceed the current expectations of market participants. Companies selected first and foremost must, in our opinion, have demonstrated the ability to generate long-term shareholder value.

For decades, investors have implemented asset allocation strategies designed around a core and satellite approach. This is a strategy of investing in broad-based equity asset classes which serve as the core component of the portfolio, and enhancing them with satellite positions that are concentrated in specific market segments. The goal of the core and satellite approach is to balance broad diversification with risk-controlled, enhanced performance. We use this approach to construct the Ironmark Strategy Portfolio. The core and satellite asset classes represented in the portfolio are:

Tactical Sector 1:

        - Mid-Cap Growth

        - Large-Cap Growth

        - Large-Cap Value

Tactical Sector 2:

        - Mid-Cap Growth

        - Mid-Cap Value

        - Small-Cap Growth

Tactical Sector 3:

        - Small-Cap Growth

        - Small-Cap Value

        - International

Portfolio Selection Process.

The core and tactical components of the portfolio are selected using the processes described below.

Core Equity Allocation - 70%

o Identify the universe. Establish a universe of stocks from seven distinct styles consisting of six domestic equity asset classes and one international equity asset class.

o Apply the rules-based stock selection models. We then rank the stocks within each of the seven universes based on two multi-factor models. Half of a stock's ranking is based on a risk model and the remaining half is based on a model which is determined by their style designation. Value and international stocks are ranked on one model while growth stocks are ranked using a separate model.

o Stock Selection Factors.

Risk Model:

        - Debt to equity

        - Beta

        - Earnings variability

Value & International Model:

        - Price to book

        - Price to cash flow

        - Return on assets

        - Price appreciation

Growth Model:

        - Price to sales

        - Price to cash flow

        - Change in return on assets

        - Price appreciation

o Select the 210 highest scoring stocks. The 30 stocks with the best overall ranking from each of the seven style classes are selected for the portfolio, subject to a maximum of six stocks from any one of the ten major market sectors. The seven style classes within the core equity allocation are approximately weighted as follows:

Large-Cap Growth ..............  25%
Large-Cap Value ...............  25%
Mid-Cap Growth ................  10%
Mid-Cap Value .................  10%
Small-Cap Growth ..............   5%
Small-Cap Value ...............   5%
International .................  20%

Stocks are approximately equally-weighted within their style.

Tactical Sector Allocation - 30%

Our goal is to identify specific sectors and to select stocks from those sectors that we believe offer the opportunity for above-average capital appreciation. Through our selection process using forward-looking discounted cash flow calculations, we seek to select stocks that we believe are currently trading at valuation levels below fair value.

o Identify the universe. We begin by evaluating hundreds of U.S. listed stocks to identify the three sectors of the market that contain the highest number of stocks which are trading at the most attractive valuations, in our opinion.

o Examine historical financial results. Once the three sectors have been identified, we look for companies within each sector that have earned a net cash flow rate of return that is above the average of their peers. Historically, companies that have increased their cash flows at a higher rate have rewarded shareholders with above-average total returns.

o Select 30 companies with attractive valuations. We select ten stocks from each of the three sectors which, in our opinion, currently trade at an attractive market price to their discounted cash flow.

Stocks are approximately equal-weighted within their sector.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how the Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                       Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, especially the relatively short 15-month life of the Trust, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Current Economic Conditions. The National Bureau of Economic Research announced that the U.S. economy's recession which began in December 2007 technically ended in June 2009. Despite this announcement, economic activity remains below average levels, the United States continues to experience increased unemployment and stock markets remain below pre-recession levels. The recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted all sectors of the economy. The current economic crisis has also affected the global economy with European and Asian markets suffering historic losses. Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

On August 5, 2011, Standard & Poor's Ratings Services lowered its long-term sovereign credit rating on the United States of America to "AA+" from "AAA." In reaching its decision, Standard & Poor's cited the prolonged controversy over raising the statutory debt ceiling and the related fiscal policy debate and their belief that further near-term progress containing the growth in public spending, especially on entitlements, or on reaching an agreement on revenues is less likely than they previously assumed. The impact of the downgrade of the U.S. long-term sovereign credit rating by Standard & Poor's is uncertain, but will likely lead to increased interest rates and volatility in the short-term.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Foreign Securities. Certain of the Securities in the Trust are issued by foreign entities, which makes the Trust subject to more risks than if it invested solely in domestic securities. These Securities are either directly listed on a U.S. securities exchange or are in the form of ADRs which are listed on a U.S. securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Recent turmoil in the Middle East and natural disasters in Japan have increased the volatility of certain foreign markets. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.


REITs. Certain of the Securities in the Trust are issued by REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REITs and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.

Small-Cap Companies. Certain of the Securities in the Trust are issued by companies which have been designated by the Sponsor as small-cap. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or any of the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or threatened litigation will have on the value of the Securities.

                      Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which consists only of the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge consists entirely of the creation and development fee. There is no initial or deferred sales charge. The creation and development fee is a fixed dollar amount of $.050 per Unit. Because of this, the maximum sales charge, as a percentage of the Public Offering Price, will vary with changes in the Public Offering Price. At a Public Offering Price of $10 per Unit, the maximum sales charge will be 0.50% of the Public Offering Price per Unit. If the price you pay for your Units exceeds $10 per Unit, the maximum sales charge will be less than 0.50%. If the price you pay for your Units is less than $10 per Unit, the maximum sales charge will exceed 0.50%, but in no event will the maximum sales charge exceed 0.75% of the Public Offering Price per Unit. See "Expenses and Charges" for a description of the services provided for this fee.

Units of the Trust may only be purchased by investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts"). Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Fee Accounts Units by investors whose frequent trading activity we determine to be detrimental to the Trust.

If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of the creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the date the creation and development fee is collected than their value at the time they were issued.

The Value of the Securities.


The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open.


The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a securities exchange or The NASDAQ Stock Market(R), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price as determined by The NASDAQ Stock Market LLC. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, or if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents will not receive a concession or agency commission on the sale of Units.

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                               Additional
(in millions)                             Concession
____________________________________________________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units of the Trust, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis.

Other Compensation and Benefits to Broker/Dealers.


The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing trading or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units. Ironmark Advisors will not receive additional concessions or other compensation and benefits from the Trust or the Sponsor.


Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Notes to Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE (OR THE FTPS UNIT SERVICING AGENT IN THE CASE OF FTPS UNITS). If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trust with respect to the Trust's FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. In addition, if there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, except as specifically provided below, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

The Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If the Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

For federal income tax purposes, you are treated as the owner of Trust Units and not of the assets held by the Trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from the Trust is based on the distributions paid by the Trust.

Income From the Trust.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary dividends, capital gains dividends and returns of capital. Income reported is generally net of expenses (but see Deductibility of Trust Expenses, below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from the Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from the Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Under the "Health Care and Education Reconciliation Act of 2010," income from the Trust may also be subject to a new 3.8% "Medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Distributions with Respect to Certain Stock Dividends.


Ordinary income dividends received by an individual Unit holder from a regulated investment company such as the Trust are generally taxed at the same rates that apply to net capital gain (as discussed below), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Trust itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2013. For years beginning after December 31, 2012, ordinary income dividends would be subject to ordinary income tax rates. There are currently a variety of proposals being considered as to what such rate will be. The Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.


Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Units that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

For Units purchased on or after January 1, 2011 (or, 2012, if the Units are acquired in a reinvestment plan in 2011), the information statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long term or short term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 0% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2013. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% for net capital gains from most property acquired after December 31, 2000 with a holding period of more than five years, and the 10% rate is reduced to 8% for net capital gains from most property (regardless of when acquired) with a holding period of more than five years.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from the Trust and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.


Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REITs included in the Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.


In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust assets when you redeem your Units at any time prior to 10 business days before the Trust's Mandatory Termination Date. By electing to receive an In-Kind Distribution, you will receive Trust assets plus, possibly, cash. THIS DISTRIBUTION IS SUBJECT TO TAXATION, AND YOU WILL GENERALLY RECOGNIZE GAIN OR LOSS, GENERALLY BASED ON THE VALUE AT THAT TIME OF THE SECURITIES AND THE AMOUNT OF CASH RECEIVED. The IRS could, however, assert that a loss could not be currently deducted.

Rollovers.

If you elect to have your proceeds from the Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

Investments in Certain Foreign Corporations.

If the Trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unit holders. Similarly, if the Trust invests in a fund (a "Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. The Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes whenever the taxes are imposed at the Trust level or on a Portfolio Fund. The Trust (or the Portfolio Fund) may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trust (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trust (or the Portfolio Fund) might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

Foreign Investors.

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, except as described below, distributions received by a foreign investor from the Trust that are properly reported by such Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met.


Distributions after December 31, 2013 may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2016.


Foreign Tax Credit.

If at least 50% of the value of the total assets of the Trust (at the close of the taxable year) is represented by foreign securities or at least 50% of the value of the total assets of the Trust (at the close of each quarter of the taxable year) is represented by interests in other RICs, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. If you purchase or hold FTPS Units, your ownership of FTPS Units will be recorded in book-entry form on the register of Unit holdings maintained by the FTPS Unit Servicing Agent. If you purchase or hold Units through First Trust's online transaction system which enables certain financial representatives to process Unit trades through the First Trust Advisor Direct system ("Advisor Direct"), your ownership of Units ("Advisor Direct Units") will be recorded in book-entry form on the register of Unit holdings maintained by the Trustee. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co., or otherwise will be accomplished by book entries made by the FTPS Unit Servicing Agent, with respect to FTPS Units, or by the Trustee, with respect to Advisor Direct Units. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction or from the FTPS Unit Servicing Agent if you purchased and hold FTPS Units or from Advisor Direct or the Trustee with respect to Advisor Direct Units. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units, or the FTPS Unit Servicing Agent, if you hold FTPS Units, or Advisor Direct or the Trustee, if you hold Advisor Direct Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the Trust's Securities to the Income Account of the Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of the Trust.

The Trustee will distribute money from the Income and Capital Accounts, as determined at the semi-annual Record Date, semi-annually on the twenty-fifth day of each June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

Within a reasonable time after the Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying your broker/dealer or bank (or the FTPS Unit Servicing Agent with respect to FTPS Units or Advisor Direct with respect to Advisor Direct Units, as applicable) within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units or to the FTPS Unit Servicing Agent, if you hold FTPS Units, or Advisor Direct, if you hold Advisor Direct Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units, or, if you hold FTPS Units, the date the redemption request is received by the FTPS Unit Servicing Agent, or, if you hold Advisor Direct Units, the date the redemption request is received either by Advisor Direct or the Trustee, as applicable (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of the Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of the Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 5,000 Units, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders or Unit holders who purchased through Advisor Direct. No In-Kind Distribution requests submitted during the 10 business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

During the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

The Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held (or the FTPS Unit Servicing Agent in the case of FTPS Units) of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of the Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.050 per Unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

            Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the

1940 Act. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

           Information on the Sponsor, Trustee,
          FTPS Unit Servicing Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $175 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 120 East Liberty Drive,
Wheaton, Illinois 60187; telephone number (800) 621-1675. As of December 31, 2011, the total consolidated partners' capital of First Trust
Portfolios L.P. and subsidiaries was $30,265,155 (audited).

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform, any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 31

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Page 32

                             First Trust(R)

          Ironmark Strategy Portfolio, 1st Quarter 2013 Series
                                 FT 3930

                                Sponsor:

                       First Trust Portfolios L.P.
                       Member SIPC o Member FINRA
                         120 East Liberty Drive
                         Wheaton, Illinois 60187
                             1-800-621-1675

   FTPS Unit Servicing Agent:               Trustee:

        FTP Services LLC           The Bank of New York Mellon

     120 East Liberty Drive            101 Barclay Street
     Wheaton, Illinois 60187        New York, New York 10286
         1-866-514-7768                  1-800-813-3074
                                      24-Hour Pricing Line:
                                         1-800-446-0132
                            Please refer to the "Summary of Essential
                               Information" for the Product Code.

                            ________________________

    When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
       for a future series, in which case you should note the following:

    THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
      MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                    ILLEGAL.
                            ________________________

      This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

               - Securities Act of 1933 (file no. 333-184798) and

             - Investment Company Act of 1940 (file no. 811-05903)

       Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
     D.C. Information regarding the operation of the SEC's Public Reference
           Room may be obtained by calling the SEC at 1-202-942-8090.

     Information about the Trust is available on the EDGAR Database on the
                             SEC's Internet site at
                              http://www.sec.gov.

                     To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                            December 13, 2012


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 32

                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 3930 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust.


This Information Supplement is dated December 13, 2012. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                   1
   Dividends                                                    1
   Foreign Issuers                                              1
   REITs                                                        2
   Small-Cap Companies                                          3
Litigation
   Microsoft Corporation                                        4
Securities
   Core Equity Allocation Stocks                                4
   Tactical Sector Allocation Stocks                           16

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain of the Securities in the Trust consist of securities of foreign issuers, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

REITs. An investment in Units of the Trust should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in a Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Litigation

Microsoft Corporation. Microsoft Corporation has been engaged in antitrust and unfair competition litigation with the U.S. Department of Justice, the District of Columbia, and several states. Microsoft reached a settlement in 2001 with the U.S. Department of Justice which was joined by nineteen states, while three other states reached separate settlements.

Microsoft is also involved in class action lawsuits alleging unfair competition and monopolization of markets for operating systems and certain software. The classes have consisted of both direct and indirect purchasers of Microsoft products. As of February 14, 2007, damages claims brought in class action cases by indirect purchasers have been dismissed under federal law and in 16 states. Additionally, two states have refused to certify these classes. However, classes have been certified in several states, and Microsoft has reached settlement agreements with many of these classes. The settlement agreements have received final approval in 17 states and the District of Columbia. Two other states have granted preliminary approval of settlements. The settlement agreements generally grant the class members vouchers entitling the holder to reimbursement.

Microsoft had also been involved in antitrust and unfair competition litigation in Europe. On March 24, 2004, the European Commission (the "Commission") found that Microsoft violated the European Union Treaty's competition rules by abusing its market power. The Commission found that Microsoft abused its power by deliberately limiting the interoperability between PCs and non-Microsoft servers and bundling Windows Media Player with its Windows operating system. As remedial measures, Microsoft was ordered to disclose certain interface documentation to allow non-Microsoft servers to interact with Windows PCs and servers, and it was ordered to develop a new version of its Windows operating system without Windows Media Player. Microsoft was also fined $605 million by the Commission, and it was fined $351 million in 2006 for failure to comply with the Commission's disclosure order of 2004. Microsoft was fined again in February 2008, in the amount of $1.35 billion, for failure to comply with the 2004 order. Two additional investigations were initiated in January 2008 involving the interoperability and bundling of Microsoft products. On December 16, 2009, the Commission agreed to settle its remaining antitrust issues with Microsoft in exchange for a legally binding commitment from Microsoft. Pursuant to the settlement agreement, Microsoft will provide a pop-up screen which will offer users an option to replace Microsoft's Internet Explorer with a competitor's Web browser. Microsoft will provide this pop-up screen for five years and report its progress every six months to the Commission. In addition, Microsoft agreed to a public undertaking which will further the interoperability of Microsoft products with non-Microsoft technologies.

The Korean Fair Trade Commission ("KFTC") made similar anti-competitive findings regarding the bundling of instant messaging software and Windows Media Player with Microsoft's Windows operating systems. The KFTC issued an order in December 2005 which imposed a fine of $35 million and required a modified version of Windows be made available. On August 23, 2006, versions of Microsoft Windows mandated by the KFTC were released.

Microsoft is involved in several other lawsuits arising from both intellectual property issues and the normal operations of business. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.

Securities

                      Core Equity Allocation Stocks

                         Large-Cap Growth Stocks


3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer, office, and safety products for distribution worldwide. The company's products include adhesives, abrasives, and "Scotch" brand products. The company also manufactures the 3M Electronic Marker System (EMS), markers for utility usage (water, wastewater or gas) which relocate buried markers via low-band frequencies.

AmerisourceBergen Corporation, headquartered in Chesterbrook,
Pennsylvania, is a wholesale distributor of pharmaceuticals and related healthcare services to a variety of healthcare providers.

Apple Inc., headquartered in Cupertino, California, designs, manufactures, and markets microprocessor-based personal computers and related personal computing, audio and video, and communicating devices. The company sells its product line worldwide through its retail stores, an online store, and third-party wholesalers.

Bed Bath & Beyond Inc., headquartered in Union, New Jersey, sells domestic merchandise (bed linens, bath accessories and kitchen textiles) and home furnishings (cookware, dinnerware, glassware and basic housewares) through retail stores.

Biogen Idec Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company engaged primarily in the research, development, manufacture and commercialization of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases.

Campbell Soup Company, headquartered in Camden, New Jersey, operates with its consolidated subsidiaries as a manufacturer and marketer of soups and a manufacturer of juice beverages, sauces, biscuits and confectionery products.

Celgene Corporation, headquartered in Warren, New Jersey, is a biopharmaceutical company engaged in the discovery, development and commercialization of novel therapies designed to treat cancer and immunological diseases through regulation of cellular, genomic and proteomic targets.

Cognizant Technology Solutions Corporation, headquartered in Teaneck, New Jersey, provides full life cycle solutions to complex software development and maintenance problems that companies face as they transition to e-business.

Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-quality, nationally branded and selected private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located in the United States, Canada, Japan, Korea, Mexico, Taiwan and the United Kingdom.

Cummins Inc., headquartered in Columbus, Indiana, designs, manufactures, distributes and services diesel and natural gas engines. The company also produces electric power generation systems and engine-related products, such as filtration and emissions solutions, fuel systems, controls and air handling systems. The company's products are used by customers in a wide variety of automotive and industrial markets and for power generation.

DaVita HealthCare Partners, Inc., headquartered in Torrance, California, is a provider of integrated dialysis services for patients suffering from chronic kidney failure, also known as end-stage renal diseases.

Fiserv, Inc., headquartered in Brookfield, Wisconsin, provides information management technology and related services to banks, broker/dealers, credit unions, financial planners and investment advisers, insurance companies, leasing companies, mortgage lenders and savings institutions.

The Gap, Inc., headquartered in San Francisco, California, operates specialty retail stores in the United States, Canada, France, Germany, Japan and the United Kingdom. The company's stores sell casual apparel, shoes and other accessories for men, women and children under a variety of brand names, including "Gap," "GapKids," "babyGap," "Banana Republic" and "Old Navy."

General Mills, Inc., headquartered in Minneapolis, Minnesota, makes and markets a variety of consumer food products, including ready-to-eat cereals, desserts, flour and baking mixes, dinner and side dish products, snack products, beverages and yogurt products.

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Mexico. These stores sell a wide assortment of building material, home improvement, and lawn and garden products.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Intuit Inc., headquartered in Mountain View, California, develops, sells and supports personal finance, small business accounting, tax preparation and other consumer software products, and related electronic services and supplies that enable users to automate commonly performed financial tasks. The company sells its products worldwide.

Kimberly-Clark Corporation, headquartered in Dallas, Texas, is an international company which manufactures and markets tissue products, personal care and healthcare products, as well as business, correspondence and technical papers. The company sells its products under the brand names, "Depend," "Huggies," "Kleenex," "Kotex," "Page" and "Tecnol."

Marsh & McLennan Companies, Inc., headquartered in New York, New York, through subsidiaries and affiliates, provides insurance and reinsurance services worldwide as broker, agent or consultant for clients; and designs, distributes and administers a wide range of insurance and financial products and services. The company also provides consulting, securities investment advisory and management services.

McKesson Corporation, headquartered in San Francisco, California, is a healthcare services company providing supply management, software solutions and comprehensive services to the healthcare industry.

Mylan, Inc., headquartered in Pittsburgh, Pennsylvania, is a leading manufacturer of generic pharmaceutical products in finished tablet, capsule and powder dosage forms, for resale by others, and encompassing approximately 33 different therapeutic classes.

O'Reilly Automotive, Inc., headquartered in Springfield, Missouri, is one of the largest specialty retailers of automotive aftermarket parts, tools, supplies, equipment and accessories in the United States, selling its products to both do-it-yourself customers and professional installers. The company's retail stores are located in Missouri, Arkansas, Illinois, Iowa, Kansas, Louisiana, Nebraska, Oklahoma and Texas.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

Ross Stores, Inc., headquartered in Newark, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

The Sherwin-Williams Company, headquartered in Cleveland, Ohio, is engaged in the manufacture, distribution and sale of coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe selling off-price family apparel, accessories, domestics and giftware.

Union Pacific Corporation, headquartered in Omaha, Nebraska, operates through subsidiaries in the areas of rail transportation (Union Pacific Railroad Co. and Southern Pacific Rail Corp.) and trucking (Overnite Transportation Company).

W.W. Grainger, Inc., headquartered in Lake Forest, Illinois, is a distributor of maintenance, repair, and operating supplies, services and related information to the commercial, industrial, contractor and institutional markets in North America.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is the largest retailer in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States and several other countries.

Whole Foods Market, Inc., headquartered in Austin, Texas, engages in the sale of natural food and nutritional products, primarily through its natural foods supermarkets and direct marketing of nutritional supplements.


                         Large-Cap Value Stocks


Activision Blizzard, Inc., headquartered in Santa Monica, California, is a publisher, developer and distributor of interactive entertainment and leisure software and peripheral products. The company's product line includes action, adventure, racing, sports, first-person action, strategy and simulation products.

Aetna Inc., headquartered in Hartford, Connecticut, is a health benefits company whose business operations are conducted in the Healthcare, Group Insurance and Large Case Pensions segments.

The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies. The company also offers life insurance, annuity and group pension products.

American International Group, Inc., headquartered in New York, New York, through its subsidiaries, provides a broad range of insurance and insurance-related activities in the United States and abroad. The company writes property, casualty, and life insurance and also provides financial services.

Berkshire Hathaway Inc. (Class B), headquartered in Omaha, Nebraska, is a holding company with subsidiaries in a variety of business sectors.
The company sells property and casualty insurance and other insurance products. The company also manufactures and markets home cleaning systems; manufactures and sells confectionery products; retails home furnishings; and owns The Buffalo News. (Class B voting rights equal one-two-hundredth (1/200th) of a vote for each share held. Class B dividend rights equal one-thirtieth (1/30th) of the amount declared for each Class A share held.)

CF Industries Holdings, Inc., headquartered in Long Grove, Illinois, engages in the manufacture and distribution of nitrogen and phosphate fertilizer products in North America. The company has developed a process to extract uranium from its production of phosphate fertilizer products for use in nuclear reactors.

Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

The Chubb Corporation, headquartered in Warren, New Jersey, is a holding company with subsidiaries principally engaged in the property and casualty insurance business.

CME Group Inc., headquartered in Chicago, Illinois, offers market participants the opportunity to trade futures contracts and options on futures contracts, primarily in four product areas, including interest rates, stock indexes, foreign exchange and commodities.

CVS Caremark Corporation, headquartered in Woonsocket, Rhode Island, is a drugstore chain specializing in prescription drugs, over-the-counter drugs, photofinishing services and film, greeting cards, beauty and cosmetics, convenience foods and seasonal merchandise.

Danaher Corporation, headquartered in Washington, D.C., produces and sells electronic test tools; storage tank leak detection systems;
motion, speed and position instruments and sensing devices; and general purpose and automotive specialty tools.

DTE Energy Company, headquartered in Detroit, Michigan, is an exempt holding company for The Detroit Edison Company, a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

FedEx Corporation, headquartered in Memphis, Tennessee, is a global provider of transportation, e-commerce and supply chain management services.

Fidelity National Information Services, Inc., headquartered in
Jacksonville, Florida, provides payment services. Services include credit and debit card processing, check risk management, check cashing, electronic banking services and merchant card processing services to merchants and financial institutions.

General Dynamics Corporation, headquartered in Falls Church, Virginia, is engaged in the businesses of shipbuilding and marine systems, business aviation, information systems, and land and amphibious combat systems.

Humana Inc., headquartered in Louisville, Kentucky, is a health benefits company that offers coordinated health insurance coverage and related services through a variety of traditional and Internet-based plans for employer groups and government-sponsored programs.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Liberty Media Corp. - Liberty Capital (Series A), headquartered in Englewood, Colorado, engages in the live-action theatrical film production and distribution, home video distribution, live-action television production and distribution, and theatrical and non-theatrical animation businesses primarily in the United States.

Murphy Oil Corporation, headquartered in El Dorado, Arkansas, is a worldwide oil and gas exploration and production company with refining and marketing operations. The company's principal activities are located in the United States and the United Kingdom. The company also conducts pipeline and crude oil trading operations in Canada.

Northrop Grumman Corporation, headquartered in Los Angeles, California, provides technologically advanced products, services and solutions in defense and commercial electronics, systems integration, information and non-nuclear shipbuilding and systems.

Public Service Enterprise Group Incorporated, headquartered in Newark, New Jersey, generates, transmits, distributes and sells electric energy, and produces, transmits, distributes and sells natural or manufactured gas in New Jersey.

Raytheon Company, headquartered in Lexington, Massachusetts, is in the business of defense electronics, including missiles; radar; sensors and electro-optics; intelligence, surveillance and reconnaissance; command, control, communication and information systems; naval systems; air traffic control systems; aircraft integration systems; and technical services.

Stryker Corporation, headquartered in Kalamazoo, Michigan, develops, makes and markets specialty surgical and medical products, including orthopedic implants, powered surgical instruments, endoscopic systems and patient care and handling equipment for the global market; and provides physical therapy services in the United States.

Thermo Fisher Scientific Inc., headquartered in Waltham, Massachusetts, provides technology-based instruments, systems and components that offer solutions for markets ranging from life sciences to telecommunications to food, drug and beverage production.

The Travelers Companies, Inc., headquartered in St. Paul, Minnesota, through its subsidiaries, provides commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals in the United States.

UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is aligned into four businesses which work together to provide customers with an integrated set of health and well-being products and services. These businesses include: Health Care Services; OptumHealth; Ingenix; and Prescription Solutions.

Walgreen Co., headquartered in Deerfield, Illinois, operates a nationwide chain of retail drugstores throughout the United States and Puerto Rico. The company's stores sell prescription and nonprescription drugs, general merchandise, cosmetics, liquor and beverages, toiletries and tobacco products. The company also operates two mail-order facilities.

WellPoint, Inc., headquartered in Indianapolis, Indiana, through its subsidiaries, operates as a commercial health benefits company in the United States. The company offers a spectrum of network-based managed care plans to the large and small employer, individual, Medicaid, and senior markets.

Yahoo! Inc., headquartered in Sunnyvale, California, is a global
Internet media company that offers a family of branded on-line media properties, including "YAHOO!" The company's Web site enables users to locate and access information and services through hypertext links from a hierarchical, subject-based directory of Web sites.


                          Mid-Cap Growth Stocks


Advance Auto Parts, Inc., headquartered in Roanoke, Virginia, is a specialty retailer of automotive parts, accessories and maintenance items to do-it-yourself customers in the United States, Puerto Rico and the Virgin Islands.

Akamai Technologies, Inc., headquartered in Cambridge, Massachusetts, provides technology to companies and government agencies to deliver Web content and applications, such as ads, video, and other high-bandwidth content.

C.H. Robinson Worldwide, Inc., headquartered in Eden Prairie, Minnesota, offers multimodal transportation services and a variety of logistics solutions, including fresh produce sourcing and freight consolidation. The company operates a network of offices in the United States and internationally.

Chico's FAS, Inc., headquartered in Fort Myers, Florida, is a specialty retailer of exclusively designed, private label casual to dressy clothing and complementary accessories.

Commvault Systems, Inc., headquartered in Oceanport, New Jersey, together with its subsidiaries, provides data and information management software applications and related services primarily in North America, Europe, Australia and Asia.

Copart, Inc., headquartered in Benicia, California, provides vehicle suppliers, mainly insurance companies, with a full range of services to process and sell salvage vehicles through auctions, principally to licensed dismantlers, rebuilders and used vehicle dealers.

Delta Air Lines, Inc., headquartered in Atlanta, Georgia, provides scheduled air transportation for passengers and cargo in the United States and internationally.

Dollar Tree, Inc., headquartered in Chesapeake, Virginia, operates discount variety stores throughout the United States which offer merchandise at the $1 price point, including housewares, toys, seasonal goods, gifts, food, stationery, health and beauty aids, books, party goods, hardware and other consumer items.

DST Systems, Inc., headquartered in Kansas City, Missouri, provides information processing and computer software services and products, primarily to mutual funds, insurance providers, banks and other financial service organizations.

Erie Indemnity Co., headquartered in Erie, Pennsylvania, provides sales, underwriting and policy issuance services to the policyholders of Erie Insurance Exchange in the United States.

Family Dollar Stores, Inc., headquartered in Charlotte, North Carolina, operates a chain of self-service retail discount stores in 44 states and Washington, D.C.

Green Mountain Coffee Roasters, Inc., headquartered in Waterbury,
Vermont, engages in the roasting, distribution, and sale of coffee products primarily in the Northeastern United States.

Henry Schein, Inc., headquartered in Melville, New York, is a large distributor of healthcare products and services, including practice management software, to office-based healthcare practitioners in the combined North American and European markets. The company's operations include direct marketing, telesales and field sales.

Hormel Foods Corporation, headquartered in Austin, Minnesota, engages in the production and marketing of various meat and food products primarily in the United States.

Jack Henry & Associates, Inc., headquartered in Monett, Missouri, provides integrated computer systems for in-house and service bureau data processing to commercial banks and financial institutions.

Laboratory Corporation of America Holdings, headquartered in Burlington, North Carolina, offers medical testing services through a national network of laboratories. The company's broad range of testing services are used by the medical profession for the diagnosis, monitoring and treatment of disease and other clinical states.

LSI Corporation, headquartered in Milpitas, California, designs, develops, makes and sells application-specific integrated circuits.

Nu Skin Enterprises, Inc. (Class A), headquartered in Provo, Utah, is a global direct selling company. The company develops and distributes personal care products and nutritional supplements. The company markets its products in the Americas, Europe and the Asia Pacific region. The company also provides marketing and distribution of technology-based products through Big Planet, Inc.

Old Dominion Freight Line, Inc., headquartered in Thomasville, North Carolina, is a motor carrier transporting primarily less-than-truckload shipments of general commodities, including consumer goods, textiles and capital goods.

PetSmart, Inc., headquartered in Phoenix, Arizona, operates superstores and an e-commerce site specializing in pet food, supplies and services.

PriceSmart, Inc., headquartered in San Diego, California, is primarily engaged in the operation of membership shopping warehouses in international markets.

ResMed Inc., headquartered in Poway, California, makes and distributes medical equipment for the treatment of sleep disordered breathing related respiratory conditions. The company sells a comprehensive range of treatment and diagnostic devices.

Rollins, Inc., headquartered in Atlanta, Georgia, provides pest and termite control services to residential and commercial customers through the wholly-owned Orkin Exterminating Company, Inc.

Thoratec Corporation, headquartered in Pleasanton, California, is engaged in the research, development, manufacture and marketing of medical devices used in circulatory support and vascular graft applications. In addition, the company also supplies whole blood coagulation test equipment.

Tractor Supply Company, headquartered in Nashville, Tennessee, is an operator of retail farm and ranch stores in the United States.

United Natural Foods, Inc., headquartered in Dayville, Connecticut, is an independent national distributor of natural foods and related products, serving natural products retailers, super natural chains and conventional supermarkets in the United States.

United Therapeutics Corporation, headquartered in Silver Spring, Maryland, a biotechnology company, engages in the development and commercialization of therapeutic products for patients with chronic and life-threatening diseases. The company's products are primarily focused in the therapeutic areas of cardiovascular, cancer and infectious diseases.

Valmont Industries, Inc., headquartered in Omaha, Nebraska, and its subsidiaries engage in the production of fabricated metal products; metal and concrete pole and tower structures; and mechanized irrigation systems, as well as provision of metal coating services.

Varian Medical Systems, Inc., headquartered in Palo Alto, California, designs and produces integrated systems of equipment and software for treating cancer with radiation, as well as cost-effective x-ray tubes for original equipment manufacturers and replacement x-ray tubes and imaging subsystems.

Western Refining, Inc., headquartered in El Paso, Texas, operates as an independent crude oil refiner and marketer of refined products.


                          Mid-Cap Value Stocks


Alaska Air Group, Inc., headquartered in Seattle, Washington, a holding company, engages in airline passenger and mail services within Alaska and the Western United States.

Alleghany Corporation, headquartered in New York, New York, is engaged, through its subsidiaries, in the property, casualty, fidelity, and surety insurance businesses. The company also has a industrial minerals business and a steel and fastener importing and distribution business.

American Financial Group, Inc., headquartered in Cincinnati, Ohio, is a holding company which, through subsidiaries, is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life and supplemental health insurance products.

AOL, Inc., headquartered in New York, New York, operates as a Web services company that offers a suite of brands and offerings for the worldwide audience.

Carlisle Companies Incorporated, headquartered in Charlotte, North Carolina, engages in the manufacture and distribution of products to various industries worldwide. The company operates in three segments:
Construction Materials, Industrial Components, and Diversified Components.

The Cooper Companies, Inc., headquartered in Pleasanton, California, provides proprietary products and services in two areas: specialty contact lenses; and diagnostic and surgical instruments for women's health care. Major brand names include "Hydrasoft," "Preference," "Vantage," "Permaflex" and "Cooper Clear."

Dolby Laboratories Inc., headquartered in San Francisco, California, engages in the development and delivery of products and technologies for the entertainment industry worldwide.

EchoStar Corporation (Class A), headquartered in Englewood, Colorado, is a manufacturer of broadcast satellite antennas and receivers. The company also offers commercial satellite services.

Fidelity National Financial, Inc., headquartered in Jacksonville, Florida, is engaged in issuing title insurance policies and performing other title-related services arising from real estate closings. The company utilizes both in-house employees and independent agents in providing its services.

Forest Laboratories, Inc., headquartered in New York, New York, develops, manufactures and sells both branded and generic forms of ethical drug products that require a physician's prescription, as well as non-prescription pharmaceutical products sold over-the-counter.

HCC Insurance Holdings, Inc., headquartered in Houston, Texas, provides property and casualty, surety, group life, and accident and health insurance products and related agency and reinsurance brokerage services in the United States, the United Kingdom, Spain, Ireland, and Bermuda.

Helmerich & Payne, Inc., headquartered in Tulsa, Oklahoma, provides contract drilling of oil and gas wells in the Gulf of Mexico and South America. The company operates land rigs and platform rigs.

HollyFrontier Corporation, headquartered in Dallas, Texas, is an independent petroleum refiner that produces high-value light products such as gasoline, diesel fuel and jet fuel.

Ingram Micro Inc., headquartered in Santa Ana, California, is a wholesale distributor of information technology products and services. The company also markets computer hardware, networking equipment, and software products, and provides supply chain optimization services and demand generation services for its suppliers and reseller customers.

L-3 Communications Holdings, Inc., headquartered in New York, New York, is a merchant supplier of secure communication systems and specialized communication products, including secure, high data rate systems, microwave components, avionics and ocean systems, and telemetry and space products.

Lear Corporation, headquartered in Southfield, Michigan, designs, manufactures, assembles, and supplies automotive seat systems, electrical distribution systems, and related components.

MEDNAX, Inc., headquartered in Sunrise, Florida, is a provider of physician management services for hospital-based maternal-fetal, neonatal, pediatric intensive care, and pediatric cardiology specialties.

Mercury General Corporation, headquartered in Los Angeles, California, through its subsidiaries, writes private passenger automobile insurance and commercial automobile insurance.

MetroPCS Communications, Inc., headquartered in Dallas, Texas, a wireless telecommunications carrier, offers wireless broadband personal communication services in the metropolitan areas of Atlanta, Dallas/Ft. Worth, Detroit, Miami, San Francisco, Sacramento, Tampa/Sarasota/Orlando and Los Angeles.

Patterson-UTI Energy, Inc., headquartered in Snyder, Texas, is the largest provider of domestic land-based drilling services to major independent oil and natural gas companies in North America, and is also engaged in pressure pumping, exploration and drilling.

ProAssurance Corporation, headquartered in Birmingham, Alabama, is a risk management and claims defense company with a license to write business across the United States. The company provides medical professional liability insurance to policyholders throughout the United States and also provides automobile, homeowners, umbrella and boat coverages for educational employees and their families.

Seaboard Corporation, headquartered in Merriam, Kansas, operates as an agribusiness and transportation company that primarily engages in the production and processing of pork. The company also mills flour and feed, farms produce, produces sugar, merchandises commodities, and generates electric power overseas.

Southwest Airlines Co., headquartered in Dallas, Texas, provides single class air transportation characterized by frequent, high quality service at affordable prices. The company mainly serves short-haul city pairs, targeting the business commuter as well as leisure traveler.

Teradyne, Inc., headquartered in Boston, Massachusetts, makes electronic test systems and software for use in the electronics industry, and backplane connection systems for the military/aerospace, telecommunications and computer industries.

Triumph Group, Inc., headquartered in Wayne, Pennsylvania, designs, engineers, manufactures, repairs, overhauls and distributes aircraft components, such as mechanical and electromechanical control systems, aircraft and engine accessories, auxiliary power units, avionics and aircraft instruments.

Tyson Foods, Inc. (Class A), headquartered in Springdale, Arkansas, produces, processes and markets a variety of food products consisting of value-enhanced chicken, fresh and frozen chicken, beef and pork products and prepared foods. The company also produces flour and corn tortillas, taco shells, and high-protein animal food ingredients. The company's products are marketed through its food service, wholesale membership clubs, retail and international divisions.

Vectren Corporation, headquartered in Evansville, Indiana, is a public utility holding company whose subsidiaries provide natural gas distribution and generate, transmit, distribute and sell electric energy to counties in southwestern Indiana.

The Washington Post Company (Class B), headquartered in Washington, D.C., is a diversified media organization whose operations consist of newspaper publishing, television broadcasting and magazine publishing.

Western Digital Corporation, headquartered in Lake Forest, California, designs, develops, manufactures and markets a range of hard drives for the desktop PC market, the high-end hard drive market and for the emerging market for hard drives specifically designed for audio-visual applications.

World Fuel Services Corporation, headquartered in Miami, Florida, markets marine and aviation fuel services.



                         Small-Cap Growth Stocks



Aaron's, Inc., headquartered in Atlanta, Georgia, operates as a specialty retailer of consumer electronics, computers, residential and office furniture, household appliances, and accessories in the United States and Canada.

Acxiom Corporation, headquartered in Little Rock, Arkansas, uses business, customer, and consumer data to provide information management solutions. Through operations in the United States and the United
Kingdom, France, Spain and Australia, Acxiom offers a wide range of data delivery technologies.

Allegiant Travel Company, headquartered in Las Vegas, Nevada, a leisure travel company, provides scheduled passenger services from small cities to leisure destinations in the United States.

AmTrust Financial Services, Inc., headquartered in New York, New York, through its subsidiaries, provides specialty property and casualty insurance, workers' compensation, and extended service plans, primarily in the United States and European Union

Applied Industrial Technologies, Inc., headquartered in Cleveland, Ohio, is a distributor of industrial products and fluid power products and systems.

The Buckle, Inc., headquartered in Kearney, Nebraska, is a retailer of casual apparel for young men and women. The company markets mostly brand name apparel, including denims, sportswear, outerwear, shoes and accessories.

CARBO Ceramics Inc., headquartered in Irving, Texas, produces and supplies ceramic proppant for use in the hydraulic fracturing of natural gas and oil wells. Hydraulic fracturing is a method of increasing production from oil and gas wells. Proppant, a granular material, is suspended and transported in the fluid and fills the fracture, propping it open once high-pressure pumping stops.

Chemed Corporation, headquartered in Cincinnati, Ohio, provides hospice services for patients with severe, life-limiting illnesses through its VITAS Healthcare Corporation subsidiary.

Cooper Tire & Rubber Company, headquartered in Findlay, Ohio, is engaged in the conversion of natural and synthetic rubbers into a variety of carbon black reinforced rubber products, including tires, inner tubes, vibration control products and hose assemblies.

Cubic Corporation, headquartered in San Diego, California, designs, develops, and manufactures electronic products such as: military range instrumentation, communications, surveillance and avionics systems, computer simulators and automatic revenue collection equipment.

Delek US Holdings, Inc., headquartered in Franklin, Tennessee, through its subsidiaries, engages in the refining and marketing of petroleum products in the United States.

Dorman Products, Inc., headquartered in Colmar, Pennsylvania, supplies original equipment dealer automotive replacement parts, and fasteners and service line products primarily for the automotive aftermarket.

Euronet Worldwide, Inc., headquartered in Leawood, Kansas, is a provider of secure electronic financial transactions solutions, offering outsourcing and consulting services, integrated electronic funds transfer software, network gateways and electronic prepaid processing services to financial institutions, mobile operators and retailers.

FEI Company, headquartered in Hillsboro, Oregon, is engaged in the design, manufacture, sale and service of Structural Process Management solutions for the high-growth segments of the semiconductor, data storage and industry and institute markets.

First Cash Financial Services, Inc., headquartered in Arlington, Texas, is engaged in the operation of pawn stores that lend money on the collateral of pledged personal property and retail previously owned merchandise acquired through pawn forfeitures.

First Financial Bankshares, Inc., headquartered in Abilene, Texas, through its subsidiaries, offers various commercial banking services in Texas.

Georgia Gulf Corporation, headquartered in Atlanta, Georgia, is a manufacturer and marketer of two highly integrated product lines, chlorovinyls and aromatic chemicals.

Harris Teeter Supermarkets Inc., headquartered in Charlotte, North Carolina, through its subsidiaries, operates a regional chain of supermarkets in the United States.

Healthcare Services Group, Inc., headquartered in Bensalem,
Pennsylvania, provides housekeeping, laundry, linen, facility maintenance and food services to the healthcare industry, including nursing homes, retirement complexes, rehabilitation centers and hospitals located throughout the United States.

InterDigital, Inc., headquartered in King of Prussia, Pennsylvania, specializes in the architecture, design and delivery of wireless technology and product platforms.

J & J Snack Foods Corp., headquartered in Pennsauken, New Jersey, manufactures nutritional snack foods and distributes frozen beverages that it markets nationally to the food service and retail supermarket industries.

MAXIMUS, Inc., headquartered in Reston, Virginia, is a provider of program management and consulting services to government agencies throughout the United States.

Mentor Graphics Corporation, headquartered in Wilsonville, Oregon, manufactures, markets and supports software and hardware Electronic Design Automation (EDA) products, embedded systems software products and provides related services that enable engineers to design, analyze, simulate, model, implement and verify the components of electronic systems.

MWI Veterinary Supply, Inc., headquartered in Meridian, Idaho, distributes animal health products to veterinarians in the United States.

Papa John's International, Inc., headquartered in Louisville, Kentucky, engages in the operation and franchise of pizza delivery and carryout restaurants under the trademark "Papa John's" in the United States and internationally.

Questcor Pharmaceuticals, Inc., headquartered in Union City, California, focuses on developing and commercializing pharmaceutical drugs primarily in the United States.

STERIS Corporation, headquartered in Mentor, Ohio, develops, manufactures and markets infection prevention, contamination prevention, microbial reduction and medical/surgical support systems and technologies throughout the world. The company's customers include healthcare, pharmaceutical, food safety and scientific institutions.

Thor Industries, Inc., headquartered in Jackson Center, Ohio, produces and markets recreation vehicles as well as small and mid-size buses. The company markets its products through independent dealers in Canada and the United States under the brands "Airstream Classic," "Dutchmen," "Skamper," "Four Winds" and other names.

US Airways Group, Inc., headquartered in Tempe, Arizona, a holding company, provides airline services for passengers and cargo in the United States and internationally.

Werner Enterprises, Inc., headquartered in Omaha, Nebraska, is a transportation company engaged in hauling truckload shipments of general commodities in both interstate and intrastate commerce.


                         Small-Cap Value Stocks


Alliant Techsystems Inc., headquartered in Minneapolis, Minnesota, is a leader in the production of solid propulsion rocket motors. The company builds motors for space launch vehicles and is one of the top suppliers of ammunition (which ranges from small-caliber rounds to tank ammunition) to the United States and its allies. The company also makes anti-tank mines, aircraft weapons systems, and other high-tech and alternative energy components.

American National Insurance Company, headquartered in Galveston, Texas, sells a variety of insurance product lines, including life, health, property, casualty, and credit insurance.

Anworth Mortgage Asset Corporation, headquartered in Santa Monica, California, is a real estate investment trust that invests in agency mortgage assets acquired primarily in the secondary mortgage market. The company employs short-term borrowings as collateral in the acquisition of additional mortgage assets.

CACI International Inc., headquartered in Arlington, Virginia, is an international information systems and high technology services corporation. The company provides services to U.S. defense and civilian agencies and to commercial enterprises.

Churchill Downs Incorporated, headquartered in Louisville, Kentucky, is a horse racing company whose flagship operation, Churchill Downs, is the home of the Kentucky Derby. The company has a number of additional racing and simulcast-wagering operations in Florida, Indiana and Kentucky, as well as interests in various racing services companies.

Community Bank System, Inc., headquartered in Dewitt, New York, operates as the bank holding company for Community Bank, N.A. that provides various banking and financial services to retail, commercial and municipal customers.

CYS Investments Inc., headquartered in New York, New York, is a real estate investment trust that is a specialty finance company with the objective of achieving consistent risk-adjusted investment income. The company invests on a leveraged basis for which the principal and interest payments are guaranteed exclusively in whole-pool residential mortgage pass-through securities.

DeVry, Inc., headquartered in Oakbrook Terrace, Illinois, provides career-oriented technology-based education to high school graduates in the United States and Canada, through its wholly-owned subsidiaries DeVry Institutes of Technology, Denver Technical College, Keller Graduate School of Management and Becker Conviser CPA Review.

EZCORP, Inc., headquartered in Austin, Texas, is primarily engaged in operating pawnshops and payday loan stores, which function as convenient sources of short-term cash and as value-oriented specialty retailers of primarily previously owned merchandise.

Hanover Insurance Group Inc., headquartered in Worcester, Massachusetts, through its subsidiaries, provides financial products and services in the areas of property, casualty and life insurance in the United States.

IDACORP, Inc., headquartered in Boise, Idaho, a holding company, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electricity in Idaho, Nevada and Oregon.

JetBlue Airways Corporation, headquartered in Forest Hills, New York, is a low-fare, low-cost passenger airline that provides service primarily on point-to-point routes.

Lexmark International, Inc., headquartered in Lexington, Kentucky, develops, manufactures and supplies printing solutions and products, including laser and inkjet printers and associated supplies for the office and home markets.

LifePoint Hospitals, Inc., headquartered in Brentwood, Tennessee, is engaged primarily in the operation and management of healthcare facilities, in particular, general, acute care hospitals in non-urban communities in the United States.

Magellan Health Services, Inc., headquartered in Avon, Connecticut, is engaged in the delivery of behavioral healthcare treatment services. Services are provided through a network of third-party treatment providers, which includes psychologists, psychiatric hospitals, psychiatrists and residential treatment centers.

ManTech International Corporation, headquartered in Fairfax, Virginia, delivers a variety of information technology and technical services to United States federal government customers. The company focuses on critical national defense programs for the intelligence community and the Department of Defense. The company designs, develops and operates enterprise information technology and communication systems and infrastructures.

OfficeMax Inc., headquartered in Boise, Idaho, is a distributor of office products and building materials and an integrated manufacturer and distributor of paper and wood products.

Orbital Sciences Corporation, headquartered in Dulles, Virginia, engages in the design, development, manufacture, and operation of small rockets and space systems for the U.S. Department of Defense and other U.S. government agencies, as well as for commercial and scientific customers.

PNM Resources Inc., headquartered in Albuquerque, New Mexico, supplies electricity in portions of north central, southwestern and northeastern New Mexico; provides gas transportation and retail gas services in major communities in New Mexico; and manages energy, water and wastewater systems.

Portland General Electric Company, headquartered in Portland, Oregon, is an electric utility which generates, purchases, transmits, distributes, and sells electricity in Oregon. The company also sells energy to wholesale customers throughout the western United States.

Rent-A-Center, Inc., headquartered in Plano, Texas, operates franchised and company-owned rent-to-own stores. The company's stores offer home electronics, appliances, furniture and accessories primarily to individuals under flexible rental purchase agreements that allow the customer to obtain ownership at the conclusion of an agreed upon rental period.

Sanmina Corporation, headquartered in San Jose, California, makes complex printed circuit board assemblies, custom-designed backplane assemblies and subassemblies, multilayer printed circuit boards and custom cable and wire harness assemblies; and tests and assembles electronic sub-systems and systems.

Scholastic Corporation, headquartered in New York, New York, and its subsidiaries engage in publishing and distributing children's books worldwide. The company creates educational and entertaining materials and products for use in school and at home.

Sensient Technologies Corporation, headquartered in Milwaukee,
Wisconsin, supplies colors, flavors, and fragrances. The company manufactures a variety of cosmetic and pharmaceutical additives, ink-jet inks, and food and beverage flavors.

SYNNEX Corporation, headquartered in Fremont, California, operates as an information technology supply chain services company.

Tech Data Corporation, headquartered in Clearwater, Florida, is a full-line distributor of technology products. The company serves resellers in the United States, Canada, the Caribbean, Latin America, Europe and the Middle East. The company also provides pre- and post-sale training, service, and support, as well as configuration and assembly services and electronic commerce solutions.

Tetra Tech, Inc., headquartered in Pasadena, California, provides specialized management consulting and technical services in three principal business areas: resource management, infrastructure and communications.

UniFirst Corporation, headquartered in Wilmington, Massachusetts, together with its subsidiaries, provides workplace uniforms and protective work wear clothing in the United States.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.

Weis Markets, Inc., headquartered in Sunbury, Pennsylvania, operates retail food markets in Pennsylvania, Maryland, New Jersey, New York, Virginia and West Virginia. The company also operates the SuperPetz pet supply chain of stores.


                          International Stocks


Accenture Plc, headquartered in Dublin, Ireland, provides management consulting, technology services, and outsourcing services. The company operates in five segments: Communications and High Tech; Financial Services; Products and Services; Resources; and Government.

ACE Limited, headquartered in Zurich, Switzerland, is the holding company for the ACE Group of Companies, a property and casualty insurance business. The company provides a range of insurance and reinsurance products worldwide through subsidiary operations in the United States and around the world, including excess liability, professional lines, financial solutions, satellite, excess property and political risk.

AstraZeneca Plc (ADR), headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops and makes ethical (prescription) pharmaceuticals and agricultural chemicals; and provides disease-specific healthcare services. Pharmaceutical products are focused on three areas: oncology, primary care and specialist/hospital care.

Bank of Montreal, headquartered in Montreal, Quebec, Canada, and its subsidiaries, offers credit and noncredit products and services in North America.

Bank of Nova Scotia, headquartered in Toronto, Ontario, Canada, is a financial institution providing a range of financial services in Canada, Asia, the Caribbean, Central and Latin America, the United States and Mexico. The company offers commercial, retail, corporate, international, and private banking services and products.

Barrick Gold Corporation, headquartered in Toronto, Ontario, Canada, is engaged in the production and sale of gold, including related mining activities such as exploration, development, mining and processing. Its operations are mainly located in Argentina, Australia, Canada, Chile, Peru, Tanzania and the United States.

BHP Billiton Limited (ADR), headquartered in Melbourne, Australia, has interests and operations in minerals exploration, production and processing, oil and gas exploration and development, export thermal coal mining and marketing and steel production and merchandising.

Canadian National Railway Company, headquartered in Montreal, Quebec, Canada, is the only railroad which crosses the North American continent east-west and north-south, serving ports on the Atlantic, Pacific and Gulf coasts while linking customers to all three NAFTA nations.

Canon Inc. (ADR), headquartered in Tokyo, Japan, is engaged in the industries of electronics and precision engineering. The company's products include business machines, cameras and optical products.

Covidien Plc, headquartered in Dublin, Ireland, engages in the development, manufacture and sale of healthcare products for use in clinical and home settings worldwide.

Fresenius Medical Care AG & Co. KGaA (ADR), headquartered in Bad
Homburg, Germany, offers kidney dialysis services and manufactures and distributes equipment and products used in the treatment of dialysis patients. The company operates worldwide.

Goldcorp, Inc., headquartered in Toronto, Ontario, Canada, engages in the acquisition, exploration, and operation of precious metal properties in North and South America and in Australia.

HSBC Holdings Plc (ADR), headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services in more than 80 countries and territories.

Imperial Oil Limited, headquartered in Calgary, Alberta, Canada, is engaged in the exploration for, and production and refining of natural gas and petroleum products throughout Canada. The company also manufactures petrochemicals.

KOMATSU LTD. (ADR), headquartered in Tokyo, Japan, manufactures and sells construction equipment and mining machinery, including hydraulic excavators, wheel loaders and bulldozers. The company also produces electronics and engineering equipment such as silicon wafers, industrial robots, underground machinery, and automated storage systems.

L.M. Ericsson AB (ADR), headquartered in Stockholm, Sweden, develops and produces advanced systems, products and services for wired and mobile communications in public and private networks worldwide. The company's product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems and business systems.

Nippon Telegraph and Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures health care products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.

Novo Nordisk A/S (ADR), headquartered in Bagsvaerd, Denmark, is a healthcare company that specializes in products for the treatment of diabetes, as well as products in the areas of coagulation disorders, human growth hormones and hormone replacement.

NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunications services including cellular phone, personal handyphone system (PHS), paging, and other telephone, satellite, mobile communication and wireless Private Branch Exchange (PBX) system services. The company also sells cellular phones, PNS, car phones and pagers.

Rogers Communications, Inc. (Class B), headquartered in Toronto,
Ontario, Canada, through its subsidiaries, provides communications, entertainment and information services in Canada.

Royal Bank of Canada, headquartered in Toronto, Ontario, Canada, offers a range of banking and financial services in North America and internationally.

Royal Dutch Shell Plc (ADR), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and provides integrated petroleum services in the United States.

Sanofi (ADR), headquartered in Paris, France, is engaged in the development and manufacture of prescription pharmaceuticals in four main therapeutic categories: Cardiovascular/Thrombosis, Central Nervous System, Internal Medicine and Oncology.

SAP AG (ADR), headquartered in Walldorf, Germany, is an international developer and supplier of integrated business application software designed to provide cost-effective comprehensive solutions for businesses.

StatoilHydro ASA (ADR), headquartered in Stavanger, Norway, is engaged primarily in the exploration, development and production of oil and natural gas from the Norwegian Continental Shelf.

Syngenta AG (ADR), headquartered in Basel, Switzerland, is an agribusiness operating in the crop protection and seeds businesses.

Telstra Corporation Limited (ADR), headquartered in Melbourne,
Australia, is a telecommunications and media company, formerly state-owned. Telstra is the largest provider of both local and long distance telephone services, mobile services, dial-up, wireless, DSL and cable internet access in Australia.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks, buses, boats and airplanes in Japan and internationally. The company also manages real estate, civil engineering and insurance businesses.

Volkswagen AG (ADR), headquartered in Wolfsburg, Germany, and its subsidiaries engage in the manufacture and sale of automobiles worldwide. The company operates in two divisions, Automotive and Financial Services.



                    Tactical Sector Allocation Stocks


AGCO Corporation, headquartered in Duluth, Georgia, is primarily engaged in the manufacturing and distribution of agricultural equipment and related replacement parts worldwide.

AMETEK, Inc., headquartered in Paoli, Pennsylvania, is a global manufacturer of electronic instruments and electric motors, with operations in North America, Europe, Asia and South America.

Apple Inc., headquartered in Cupertino, California, designs, manufactures, and markets microprocessor-based personal computers and related personal computing, audio and video, and communicating devices. The company sells its product line worldwide through its retail stores, an online store, and third-party wholesalers.

Bed Bath & Beyond Inc., headquartered in Union, New Jersey, sells domestic merchandise (bed linens, bath accessories and kitchen textiles) and home furnishings (cookware, dinnerware, glassware and basic housewares) through retail stores.

BorgWarner, Inc., headquartered in Chicago, Illinois, is a supplier of engineered systems and components, primarily for automotive powertrain applications.

Broadcom Corporation (Class A), headquartered in Irvine, California, develops highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise.

Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines. The company also provides various financial products and services.

Cummins Inc., headquartered in Columbus, Indiana, designs, manufactures, distributes and services diesel and natural gas engines. The company also produces electric power generation systems and engine-related products, such as filtration and emissions solutions, fuel systems, controls and air handling systems. The company's products are used by customers in a wide variety of automotive and industrial markets and for power generation.

Deere & Company, headquartered in Moline, Illinois, manufactures and distributes farm equipment and machines used in construction, earthmoving and forestry.

Dover Corporation, headquartered in New York, New York, makes, installs and services elevators. The company also makes a broad range of specialized metal fabricated industrial products, electronic components and sophisticated manufacturing equipment.

EMC Corporation, headquartered in Hopkinton, Massachusetts, develops, delivers and supports a broad range of information infrastructure and technologies, solutions and services.

F5 Networks, Inc., headquartered in Seattle, Washington, engages in marketing, selling and servicing products that optimize the delivery of network-based applications, and availability of servers, data storage devices and other network resources.

Ford Motor Company, headquartered in Dearborn, Michigan, makes, assembles and sells cars, vans, trucks and tractors and their related parts and accessories; provides financing operations, vehicle and equipment leasing, and insurance operations.

Harman International Industries, headquartered in Washington, D.C., makes and distributes a broad range of high quality, high fidelity audio and video system components for the consumer home and automotive, original equipment manufacturer, and professional markets worldwide.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Jabil Circuit, Inc., headquartered in St. Petersburg, Florida, designs and manufactures electronic circuit board assemblies and systems for original equipment manufacturers in the communications, computer peripherals, personal computers, and consumer product industries.

Kennametal Inc., headquartered in Latrobe, Pennsylvania, makes, sells and distributes a broad range of tools, industrial supplies and accessories for the metalworking, mining and highway construction industries. The company's operations are located worldwide.

Lear Corporation, headquartered in Southfield, Michigan, designs, manufactures, assembles, and supplies automotive seat systems, electrical distribution systems, and related components.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

News Corporation (Class A), headquartered in New York, New York, through its subsidiaries, operates as a diversified international media and entertainment company in the United States.

Parker Hannifin Corporation, headquartered in Cleveland, Ohio, manufactures fluid power systems, electromechanical controls and related components.

Polaris Industries Inc., headquartered in Medina, Minnesota, designs, engineers and makes snowmobiles, all-terrain vehicles, motorcycles and personal watercraft.

Precision Castparts Corp., headquartered in Portland, Oregon, makes complex metal components and products, serving a wide variety of aerospace and general industrial applications. The company manufactures large, complex structural investment castings and airfoil castings used in jet aircraft engines. In addition, the company has expanded into the industrial gas turbine, fluid management, industrial metalworking tools and machines and other metal products markets.

priceline.com Incorporated, headquartered in Norwalk, Connecticut, is the provider of an e-commerce pricing system, known as a demand collection system, which enables consumers to use the Internet to save money on a range of products and services, while enabling sellers to generate incremental revenue.

QUALCOMM Inc., headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.

SAP AG (ADR), headquartered in Walldorf, Germany, is an international developer and supplier of integrated business application software designed to provide cost-effective comprehensive solutions for businesses.

Seagate Technology, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers.

Steven Madden, Ltd., headquartered in Long Island City, New York, together with its subsidiaries, designs, sources, markets and sells fashion-forward footwear brands for women, men and children.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks, buses, boats and airplanes in Japan and internationally. The company also manages real estate, civil engineering and insurance businesses.

Woodward Inc., headquartered in Rockford, Illinois, designs, manufactures and services energy control systems and components for aircraft and industrial engines, turbines and other power equipment.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                       CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet

         The Prospectus

         The signatures

         Exhibits


                                      S-1

                                   SIGNATURES

     The Registrant, FT 3930, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; FT 1222; FT 1318; FT 1392; FT 1393; FT 1422; FT 1423; FT 1524; FT
1525; FT 1573; FT 1590; FT 1635; FT 1638; FT 1639; FT 1693; FT 1711; FT 1712; FT
1770; FT 1809; FT 1829; FT 1859; FT 1863; FT 1888; FT 1894; FT 1911; FT 1937; FT
1977; FT 1991; FT 1994; FT 2038; FT 2051; FT 2057; FT 2079; FT 2092; FT 2106; FT
2107; FT 2126; FT 2159; FT 2165; FT 2170; FT 2181; FT 2220; FT 2253; FT 2261; FT
2311; FT 2326; FT 2356; FT 2364; FT 2386; FT 2408; FT 2427; FT 2462; FT 2482; FT
2488; FT 2489; FT 2517; FT 2530; FT 2548; FT 2603; FT 2611; FT 2617; FT 2618; FT
2659; FT 2668; FT 2681; FT 2709; FT 2746; FT 2747; FT 2752; FT 2753; FT 2772; FT
2824; FT 2866; FT 2871; FT 2878; FT 2879; FT 2884; FT 2893; FT 2935; FT 2939; FT
3007; FT 3008; FT 3016; FT 3017; FT 3022; FT 3024; FT 3025; FT 3032; FT 3109; FT
3128; FT 3161; FT 3166; FT 3167; FT 3183; FT 3196; FT 3260; FT 3266; FT 3302; FT
3306; FT 3310; FT 3311; FT 3320; FT 3335; FT 3336; FT 3367; FT 3370; FT 3397; FT
3398; FT 3400; FT 3412; FT 3419; FT 3428; FT 3430; FT 3438; FT 3449; FT 3451; FT
3452; FT 3453; FT 3472; FT 3480; FT 3514; FT 3520; FT 3521; FT 3527; FT 3529; FT
3530; FT 3548; FT 3568; FT 3569; FT 3570; FT 3572; FT 3588; FT 3590; FT 3607; FT
3615; FT 3616; FT 3617; FT 3645; FT 3646; FT 3647; FT 3650; FT 3672; FT 3689; FT
3690; FT 3691; FT 3701; FT 3706; FT 3729; FT 3740; FT 3743; FT 3745; FT 3746; FT
3768;  FT  3780;  FT  3783;  FT  3784; FT 3845; FT 3889; FT 3906 and FT 3907 for
purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 3930, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on December 13, 2012.

                                          FT 3930

                                          By       First Trust Portfolios L.P.
                                                   Depositor



                                          By       Elizabeth H. Bull
                                                   Senior Vice President


                                      S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:


  Name             Title*                                     Date
  ----             -----                                      ----

  James A. Bowen   Director of The Charger Corporation, the ) December 13, 2012
                   General Partner of First Trust           )
                   Portfolios L.P.                          )
                                                            )
                                                            )
                                                            ) Elizabeth H. Bull
                                                            ) Attorney-in-Fact**

* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., the Depositor.


** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.


                                      S-3

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the use in this Amendment No. 2 to Registration Statement No. 333-184798 on Form S-6 of our report dated December 13, 2012, relating to the financial statement of FT 3930, comprising Ironmark Strategy Portfolio, 1st Quarter 2013 Series, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
December 13, 2012


                                      S-4

                               CONSENT OF COUNSEL

     The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as
Exhibit 3.1 of the Registration Statement.

                      CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                                      S-5

                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust
          Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust
          Advisors L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-110799] filed on behalf of FT 785).

1.1.1 Form of Trust Agreement for FT 3930 and certain subsequent Series, effective December 13, 2012 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4       Copy  of  Articles  of  Incorporation  of The Charger Corporation, the
          general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).


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2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1       Opinion of counsel as to legality of securities being registered.

4.1       Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).


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